Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Announces Milestone Payment from Elan
TORONTO, ON, December 24, 2007 — Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), announced today that the Company will receive a US$5 million milestone payment under its global collaboration agreement with a subsidiary of Elan Corporation, plc (“Elan”) (NYSE: ELN). The milestone payment was triggered by the initiation of a Phase 2 clinical study of Alzheimer’s disease drug candidate, ELND005 (AZD-103), which was jointly announced by Transition and Elan on December 21, 2007.
In connection with the enrolment of the first patient in the Phase 2 clinical study, Transition will issue the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) 174,123 Transition common shares at a price of $10.86 per share, which represents the weighted average trading price for the last five trading days. The financial terms associated with the acquisition of ENI were previously disclosed in a press release dated March 13, 2006.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com